June 9, 2014

U. S. Securities and Exchange Commission

Washington, DC 20549

Attention: Amanda Ravitz, Assistant Director

Re:	SurePure, Inc. Post-effective amendment to Form S-1

Filed April 22, 2014

File No. 333-186281

Dear Ms. Ravitz:

We are in receipt of your letter dated May 16, 2014. We have electronically filed herewith on behalf of SurePure, Inc. (the “Registrant”) an amended version of the above-referenced Post-effective amendment to Form S-1. This amended version has been marked with  tags to indicate changes made from the previous filing. In addition, we have included a narrative response keyed to your comments set forth in your comment letter. Each of your comments is set forth below, followed by our response.

Signatures, page 94

1.	Please refer to Rule 471(a) and Section 6(a) of the Securities Act and amend to include all required signatures.

The Registrant’s signature page has been amended to include all required signatures.

Exhibit 23.1

2.	Please have the auditor file a consent that covers all periods covered by its March 27, 2014 audit opinion. In this regard, we note that the filed consent does not appear to cover financial statements for the period from August 24, 2005 (inception) to December 31, 2013.

The auditor’s consent has been amended to cover all periods covered by its March 27, 2014 audit opinion (including the period from August 24, 2005 (inception) to December 31, 2013).

U. S. Securities and Exchange Commission

June 9, 2014

Financial Statements

3.	Please amend the statement of shareholders deficit in order to cover all periods covered by the auditors’ March 27, 2014 audit opinion (including the period from August 24, 2005 (inception) to December 31, 2013).

The statement of shareholders deficit has been amended to cover all periods covered by the auditors’ March 27, 2014 audit opinion (including the period from August 24, 2005 (inception) to December 31, 2013).

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately addressed all of the Commission’s comments regarding Post-effective amendment to Form S-1 originally filed on April 22, 2014, with the filing of the amended Post-effective amendment to Form S-1 on June 9, 2014.

Very truly yours /s/ Stephen M. Robinson Stephen M. Robinson, Chief Financial Officer